NovaGold Resources Inc. (NRI-TSE)

N O V A   G O L D   R E S O U R C E S   I N C.

Interim Report to Shareholders

Unaudited Consolidated Interim Financial Statements
For the three-month period ended February 28, 2002

127 Via de Tesoros
Los Gatos, California
USA 95030

Phone: (408) 395 1169
Fax: (408) 354 6252
info@novagold.net
Website: www.novagold.net

Interim Report to Shareholders

NovaGold Resources Inc. is pleased to report its financial and operating results for the three month period ended February 28, 2002 together with an update of the Company's activities.

In the first three months of 2002, the Company generated operating revenues of $494,426 compared to $277,636 in 2001, through the lease and sale of commercial and residential real estate, sand and gravel sales and gold royalties in Nome, Alaska. An increase in revenues from gold royalty production and sale of surplus parts and equipment was a substantial component of this increase over 2001. Currently two very large commercial and industrial developments related to the Nome Airport and Port of Nome expansion projects are in the final planning stages. Both projects would have a favourable impact on the company’s future land and gravel revenues. The company continues to pursue expansion of its sand and gravel materials business outside of our existing market in western Alaska to the large and growing markets in California and Japan. NovaGold has engaged AMEC E&C Services Limited to complete a Preliminary Economic Assessment Study on the development of a large-scale gold and gravel operation in Nome, Alaska. These on-going initiatives should help the company continue to build on its operating performance.

The past few months have seen several important milestones for NovaGold. The Company is pleased to have completed an equity offering with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The issue was oversubscribed at 5,295,000 units at a price of C$3.50 per unit for gross proceeds of C$18,532,500 (US$11.7 million). Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant will have a term of 18 months and an exercise price of C$4.50. The proceeds will be directed at advancing the Donlin Creek project and for general corporate purposes.

NovaGold has initiated a US$8 million Pre-Feasibility Study program at its Donlin Creek project. The program will include approximately $US6 million in drilling and $US2 million in engineering, environmental and other studies related to completion of the Pre-feasibility Study. A multi-staged drill program has been designed to raise the level of confidence in the inferred drilled category and to expand the currently defined resource. The focus of the drill program will be on delineating additional near-surface, high-grade (+5 g/t) ounces. Prior to this years drill program the company had expended approximately $US2.8 million. It is anticipated that the company will expend a total of $US10 million before the end of the year and thereby earn its 70% interest in the Donlin Creek Project.

The Donlin Creek Pre-Feasibility drill program was started in early April, 2002. Two diamond core drills and one reverse circulation rotary drill (RVC) are currently working on the property. To date a total of 2,686 meters (8,812 feet) of core and RVC drilling has been completed in 24 drill holes. One diamond core drill is testing exploration targets on a 100 meter by 100 meter drill grid around the perimeter of the modeled $300/oz pit boundary that is adjacent to the existing Acma and Lewis resource areas. The other diamond core drill is in-fill drilling a series of holes perpendicular to the dominant drill direction in Acma to verify grade continuity. As expected, these holes have intercepted thick zones of dense quartz and arsenopyrite veining. All holes drilled to date have intercepted significant intervals of strongly mineralized porphyry. The RVC drill is testing new exploration targets outside the existing resource areas at Acma and Lewis. Significant mineralized intervals of porphyry and sedimentary rocks have also been intercepted in these holes. The first results from the 2002 drill program are anticipated to be released by mid-May.

At the Company’s Rock Creek and Shotgun Project’s the final joint venture agreements with TNR Resources Ltd. are nearly complete. This year’s exploration programs are being planned in cooperation with TNR. TNR will fund a US$1 million dollar exploration and development program at Rock Creek and a US$500,000 program at Shotgun. NovaGold will manage the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

We look forward to reporting on further positive developments on Donlin Creek and the Company’s other exciting projects during the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”

Rick Van Nieuwenhuyse

President & Chief Executive Officer

NovaGold Resources Inc.    1    Interim Report

Interim Management Discussion and
Analysis of Operating Results

Results of Operations

For the three month period ended February 28, 2002 compared with the three month period ended February 28, 2001

NovaGold Resources Inc. is a diversified natural resource company focused on the exploration and development of gold and construction aggregates in North America. The Company’s operations during the past few years have focused on exploration opportunities in Alaska and the Yukon.

The Company was pleased to have again funded a substantial portion of its exploration and development activities through positive cash-flow generated from the Company’s sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. For the first quarter period ended February 28, 2002, the Company generated a total of $494,426 in revenues from its operations in Nome, Alaska as compared to $277,636 in the same period for 2001. Land sales for the first quarter of 2002 were $159,510 as compared to $257,893 in the first quarter of 2001. Gravel sales in Q1 2002 were $22,753 as compared with no revenues for gravel in Q1 2001. Gold production royalties increased substantially to $139,851 in Q1 2002 as compared with $1,020 in Q1 2001. The above cash-flow generating operations tend to be seasonal in nature which results in revenues being unequally distributed throughout the year. Activity in those operations generally peaks in the summer and fall months with lower revenues generally seen during the winter and spring months. Other revenues including property lease and building rental and the sale of surplus parts and equipment saw a significant increase in the period for 2002 to $172,312 as compared to $18,723 in Q1 2001. The company owns a considerable inventory of surplus parts and equipment from past dredging operations that will be sold on an on-going basis. The Company also realized an additional $491,301 in other income as a finders fee for placement of shares of the Company’s stock owned by Viceroy Resources Ltd.

The Company had net income for the quarter ended February 28, 2002 of $148,301 or $0.01 per share as compared to a net loss of $34,283 or ($0.01) per share in the same quarter for 2001. The Company’s general and administrative expenses increased to $181,087 in Q1 2002 from $76,659 in Q1 2001 largely due to the expanded support of the exploration activities in Alaska at the Donlin Creek property. The Company significantly increased the level of its corporate communications costs to $380,878 in the quarter reflecting the increased corporate reporting and investor communication costs. The Company’s interest on a convertible production royalty was $44,496 in Q1 2002 as compared to $36,507 in Q1 2001. Professional fees increased to $122,147 from $35,903 due to increased legal work associated with several new joint venture arrangements and additional accounting charges. Wages and benefits remained roughly unchanged at $84,449 from $84,676.

The Company continued to see decreased mine site maintenance expenditures of $5,409 for the quarter at the reclaimed Murray Brook property in New Brunswick compared to $15,490 in Q1 2001. The Company further decreased accounts payable for the quarter by $484,812 as compared to a decrease of $15,251 in Q1 2001. Also for the period, the company saw additional cash flow of $733,165 from financing activities as compared with Q1 2001.

NovaGold Resources Inc.    2    Interim Report

Interim Management Discussion and
Analysis of Operating Results

Liquidity and Capital Resources

For the three-month period ended February 28, 2002 compared with the year ended November 30, 2001

Since its acquisition of Alaska Gold Company in 1999, the Company has financed its exploration and development activities and its ongoing operating costs from cash flow generated from its operations in Nome, Alaska and from private placement issuance of shares. For the year ended November 30, 2001, the Company generated revenue of $2,824,024 to finance its operations. For the quarter ended February 28, 2002, the Company generated revenue of $494,426 from its operations.

The Company’s mineral property assets increased to $14,839,903 at the end of the first quarter from $14,352,291 at the end of 2001. Total assets increased from $17,960,369 at the end of 2001 to $18,269,581 at the end of first quarter of 2002. The Company’s working capital deficiency as at February 28, 2002 was $1,889,345 as compared with $2,667,103 at November 30, 2001. This decrease in the working capital deficiency of $777,758 was a result of cash-flow from the Company’s on-going operations and financing activities.

Subsequent to February 28, 2002, the Company completed an equity offering with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The issue was oversubscribed at 5,295,000 units at a price of C$3.50 per unit for gross proceeds of C$18,532,500 (US$11.7 million). Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant will have a term of 18 months and an exercise price of C$4.50 that expires October 19, 2003. The private placement closed on April 18, 2002. These funds are intended to accelerate the development of the Donlin Creek project and ensure the Company earns its 70% interest by the end of the year.

The Company incurred expenditures on the exploration and development of mineral properties of $487,612 in the first quarter of 2002 and $3,535,544 for the year ended November 30, 2001. The primary focus was on the Donlin Creek property in Alaska with expenditures totaling $469,807 in the first quarter and $3,277,487 for 2001.

In 2001, the Company paid $185,158 against the production royalty held by Mueller Industries Inc (Mueller). In February 2002, the Company entered into an agreement with Mueller to settle the remaining convertible royalty by issuing 319,543 common shares of the Company with an ascribed value US$750,000. With this transaction completed subsequent to February 28, 2002, the Company is now free of all long-term debt.

Outlook

The Company is in advanced negotiations for the sale of a significant land package in conjunction with the expansion of the Nome airport. These land sales would likely occur late in 2002 or 2003. The Company also anticipates significant revenues to be generated in 2002 from on-going sand-and-gravel sales. The Company will also participate in submitting a bid proposal for the Nome seaport expansion expected to take place in December of 2002. The Company will continue to fund its operations in the upcoming year from these proceeds and from the private placement proceeds.

The Company continues to pursue expansion of its sand and gravel materials business outside of the existing markets in western Alaska. The Company has engaged AMEC E&C Services Limited to complete a Preliminary Economic Assessment Study on the development of a large-scale gold and gravel operation in Nome, Alaska to provide additional material for an export market.

The Company plans to complete a Preliminary Feasibility Study on the Donlin Creek project by the end of 2002 and continue with the permitting and engineering work that is necessary to advance the project to development. Upon completion of the preliminary feasibility the Company anticipates initiating a final Feasibility Study in 2003 to advance the project to a production decision. Also in 2002, the company expects to advance its million-ounce Shotgun property with the US$500,000 in required expenditures under an agreement with TNR Resources. Separately, TNR Resources will also fund a US$1,000,000 program in 2002 to advance the million-ounce Rock Creek project towards a development decision.

NovaGold Resources Inc.    3    Interim Report

Notice to Reader

Nova Gold Resources Inc.
(An Exploration Stage Company)

Consolidated Interim
Financial Statements
February 28, 2002

Notice to Reader

We have compiled the consolidated interim balance sheet of NovaGold Resources Inc. (an exploration stage company) as at February 28, 2002 and the consolidated interim statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	"Morgan & Company"

April 26, 2002	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

NovaGold Resources Inc.    4    Interim Report

Consolidated Interim Balance Sheet
(Unaudited - See Notice to Reader)

	February 28,	November 30
	2002	2001
Assets	$	$
Current
Cash and cash equivalents	536,974	421,803
Amounts receivable	333,867	521,658
Amount receivable from related party	200,000	200,000
Inventory	11,372	11,372
Deposits and prepaid amounts	260,017	126,630
	1,342,230	1,281,463

Officer Loan Receivable	8,826	241,005
Property, Plant And Equipment	186,223	174,461
Investments (Note 2)	44,876	44,876
Reclamation Deposit	105,098	105,098
Land And Gravel Resource (Note 3)	1,742,425	1,761,175
Mineral Properties And Related Deferred Costs (Note 4)	14,839,903	14,352,291
	18,269,581	17,960,369

Liabilities
Current
Accounts payable and accrued liabilities	2,961,441	3,678,432
Accounts payable to related party	70,134	70,134
Loan payable	200,000	200,000
	3,231,575	3,948,566
Convertible Royalty (Note 5)	1,287,386	1,217,156
Provision For Reclamation Costs (Note 6)	1,496,215	1,496,215
	6,015,176	6,661,937

Shareholders’ Equity

Capital Stock (Note 7)	75,132,848	74,393,683
Contributed Surplus	334,991	266,694
Equity Portion Of Convertible Royalty	484,700	484,700
Deficit	(63,698,134)	(63,846,645)
	12,254,405	11,298,432

	18,269,581	17,960,369

Approved by the Board of Directors:

"Rick Van Nieuwenhuyse"	"Gerald J. McConnell"

Director	Director

NovaGold Resources Inc.    5    Interim Report

Consolidated Interim
Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three Months Ended
	February 28
	2002	2001
	$	$

Revenue

Land sales	159,510	257,893
Gravel sales	22,753	-
Gold production and royalties	139,851	1,020
Lease and rental revenue	22,858	15,741
Other	149,454	2,982
	494,426	277,636
Land cost	-	33,282
Property tax	-	29,402
Amortization of gravel quarries	18,750	-
	475,676	214,952

Expenses

General and administrative	181,087	76,659
Corporate development and communication	380,878	-
Interest on convertible debt instruments	44,496	36,507
Murray Brook Mine site maintenance	5,409	15,490
Professional fees	122,147	35,903
Wages and benefits	84,449	84,676
	818,466	249,235

Loss Before Other Income	(342,790)	(34,283)

Other Income
Finder’s fee income, net	491,301	-

Net Income (Loss) For The Period	148,511	(34,283)

Deficit , Beginning Of Period	(63,846,645)	(63,352,257)

Deficit , End Of Period	(63,698,134)	(63,386,540)

Earnings (Loss) Per Share
Basic	0.01	(0.01)
Diluted	0.01	(0.01)

NovaGold Resources Inc.    6   Interim Report

Consolidated Interim Statement of CashFlows
(Unaudited - See Notice to Reader)

	Three Months Ended
	February 28
	2002	2001
	$	$
Cash Flows From Operating Activities
Net Income (loss) for the period	148,511	(34,283)
Items not affecting cash:
Foreign exchange loss	35,254	100
Amortization	19,450	54,166
Interest on reclamation deposit	-	(1,380)
Issue of shares for settlement of commitments	74,297	-
Accretion of interest on convertible instruments	44,496	-
	322,008	18,603
Reclamation expenditures	-	(13,829)

Net change in non-cash working capital items:
Increase in amounts receivable, deposits and prepaid amounts	44,884	98,596
(Decrease) in accounts payable and accrued liabilities	(484,812)	(15,251)
	(117,920)	88,119

Cash Flows From Financing Activities
Proceeds from issuance of common shares	733,165	-

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(12,462)	-
Expenditures on mineral properties and related deferred costs – net	(487,612)	(124,511)
	(500,074)	(124,511)

Increase (Decrease) In Cash And Cash
Equivalents During The Period	115,171	(36,392)

Cash And Cash Equivalents, Beginning Of Period	421,803	416,040

Cash And Cash Equivalents, End Of Period	536,974	379,648

NovaGold Resources Inc.   7    Interim Report

Notes to Consolidated
Interim Financial Statements
Three Month Period Ended February 28, 2002
(Unaudited - See Notice to Reader)

1.   Basis of Presentation

These unaudited consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc. and Nova-Venez Resources Inc.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2001 Annual Report and have been consistently followed in the preparation of these interim financial statements. These interim financial statements should be read in conjunction with the 2001 Annual Report.

In the opinion of management, the unaudited consolidated financial statements present fairly the Company’s financial position as at February 28, 2002, the results of its operations and its cash flows for the three months ended February 28, 2002. The results of operations and cash flows are not necessarily indicative of the future results of operations or cash flows.

2.   Investments

	February 28	November 30
	2002	2001
	$	$
126,625 shares of Etruscan Resources Incorporated at cost.
Quoted market value - $113,962 (November 30, 2001 - $41,786)	4,875	4,875

1,000,000 shares of New Island Minerals Resources Inc., received in exchange for the Company’s interest in the Pine Cove property, recorded at its average market value for a period prior to the closing date. Quoted market value -
$40,000 (November 30, 2001- $40,000)	40,000	40,000

600,000 shares of Electra Mining Consolidated, recorded
at nominal value	1	1
	44,876	44,876

NovaGold Resources Inc.    8    Interim Report

Notes to Consolidated
Interim Financial Statements
Three Month Period Ended February 28, 2002
(Unaudited - See Notice to Reader)

3.   Land and Gravel Resource

	February 28	November 30
	2002	2001
	$	$
Land – Fairbanks, Alaska	51,576	51,576
Land – Nome, Alaska	1,494,656	1,494,656
Gravel resource, net of accumulated amortization of $ 543,750
(November 30, 2001 - $ 525,000)	196,193	214,943
	1,742,425	1,761,175

4.   Mineral Properties and Related Deferred Costs

For the Three Month Period Ended February 28, 2002

			Recovery (1)
	Balance		disposal (2)	Balance
	November 30		and	Febuary 28
	2001	Expenditures	write-down (3)	2002
	$	$	$	$

Alaska, USA
Donlin Creek	3,277,487	469,807	-	3,747,294
Shotgun	4,270,949	-	-	4,270,949
Rock Creek	3,374,826	13,733	-	3,388,559
Caribou	735,207	-	-	735,207
North Donlin	83,760	-	-	83,760
Nome Gold Project	45,980	-	-	45,980

Yukon, Canada
German Creek	177,897	-	-	177,897
Harlan	689,396	-	-	689,396
McQuesten	810,058	4,072	-	814,130
Sprogge	795,207	-	-	795,207
Klondike	90,760	-	-	90,760
Other	764	-	-	764
	14,352,291	487,612	-	14,839,903

NovaGold Resources Inc.    9    Interim Report

Notes to Consolidated
Interim Financial Statements
Three Month Period Ended February 28, 2002
(Unaudited - See Notice to Reader)

4.    Mineral Properties and Related Deferred Costs (Continued)

a)

Donlin Creek, Alaska

On July 14, 2001, the Company signed an Agreement with Placer Dome U.S. Inc. ("Placer Dome") to acquire a 70% interest in the Donlin Creek Gold Deposit located in southwestern Alaska.

Under the terms of the Agreement, the Company may earn a 70% interest in the project by expending US$10,000,000 over a ten year period from the date of the Agreement. The Company will be the manager and operator. Upon vesting by the Company, a joint venture between the Company and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options:

i)	to remain at 30% interest and participate as a minority partner;

ii)	to convert to a 5% net profits interest (NPI);

iii)
to exercise a back-in right to reacquire a majority interest in the project (70% Placer Dome/30% the Company) by expending three times that expended by the Company at the time the back-in is exercised, conduct a feasibility study, and make a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in. The Company would contribute its share of costs after Placer Dome has expended three times the Company’s initial earn-in expenditure.

b)

Nome Gold Project, Alaska

The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

The Company is currently reviewing options for a sand and gravel aggregate operation producing co-product gold. An independent preliminary assessment has been commissioned to study the potential capital, operating costs and transportation costs for producing sand and gravel products in Nome and shipping them to markets such as Seattle, San Francisco, Los Angeles, San Diego, Hawaii and Japan.

c)	Other Mineral Properties – See Note 6 of the Financial Statements of the 2001 NovaGold Annual Report.

5.    Convertible Royalty

	February 28	November 30
	2002	2001
	$	$
Convertible debt instrument	1,411,818	1,386,085
Equity portion of convertible
debt instrument	484,700	484,700
	927,118	901,385
Interest accretion	360,268	315,771

Debt portion of convertible debt
instrument	1,287,386	1,217,156

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the consolidated statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability element already calculated.

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold from Mueller Industries (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1,000,000. The Company also agreed to make minimum advance royalty payments of US$333,333 on the second, third and fourth anniversaries of the acquisition. Under the agreement Mueller had the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice was given.

The Company has not made any minimum advance royalty payments to Mueller. On May 18, 2001, the agreement was amended to allow Mueller to receive, in cash, one-half of the proceeds of each sale of Nome, Alaska, real estate against the net proceeds royalty fee. For the three month period ended February 28, 2002, the Company had made no additional cash payments with a total of $185,158 (US$118,715) paid as of November 30, 2001 to Mueller pursuant to the amended

NovaGold Resources Inc.    10    Interim Report

Notes to Consolidated
Interim Financial Statements
Three Month Period Ended February 28, 2002
(Unaudited - See Notice to Reader)

5.    Convertible Royalty (Continued)

agreement. These cash payments have resulted in a $65,300 reduction of the equity portion of the convertible debt instrument and the recognition of $65,300 of contributed surplus.

On February 18, 2002, the Company entered into an agreement with Mueller to undertake the settlement of the convertible royalty payable for US$750,000 to be financed by a private placement of up to 319,543 common shares of the Company by May 1, 2002. The agreement received regulatory approval during March, 2002.

6.    Provision for Reclamation Costs

	February 28	November 30
	2002	2001
	$	$

Murray Brook site	53,123	53,123
Alaska Gold Company	1,443,092	1,443,092

	1,496,215	1,496,215

7.    Capital Stock

Authorized
100,000,000 common shares without nominal or par value
10,000,000 preferred shares issuable in one or more series

Issuance of Common Stock	Number of Shares	Ascribed Value
		$

Balance, November 30, 2000	23,336,762	69,099,614

Issued in 2001
For cash pursuant to private placements	3,385,500	3,200,759
For cash pursuant to option agreements	601,200	462,135
For conversion of debenture	2,468,220	1,874,925
In settlement of commitments	175,000	26,250
Common stock pledged as loan security	-	(270,000)

Balance, November 30, 2001	29,966,682	74,393,683

Issued in 2002
For cash pursuant to option agreements	591,800	433,165
For cash pursuant to warrant agreements	300,000	300,000
In settlement of commitments	40,000	6,000

Balance, February 28, 2002	30,898,482	75,132,848

NovaGold Resources Inc.    11    Interim Report

Notes to Consolidated
Interim Financial Statements
Three Month Period Ended February 28, 2002
(Unaudited - See Notice to Reader)

7.    Capital Stock (Continued)

a)	Share Purchase Warrants

A summary of the Company’s share purchase warrants at February 28, 2002 and November 30, 2001, and the changes during the periods then ended, is presented below:

		February 28		November 30
		2002		2001
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance outstanding,
beginning of year	1,692,750	1.20	629,028	0.90
Granted	-	-	1,692,750	1.20
Exercised	(300,000)	1.00	-	-
Cancelled/Expired	-	-	(629,028)	0.90

Balance outstanding, end of year	1,392,750	1.19	1,692,750	1.20

Share purchase warrants outstanding at February 28, 2002:

Number of shares	Excercise Price	Expiry date

877,750	1.00	August 27, 2002
365,000	1.50	September 18, 2002
150,000	2.00	September 18, 2002
1,392,750

b)

Stock Options

The Company has a stock option plan providing for the issuance of up to 4,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten year period from the date of grant.

NovaGold Resources Inc.    12    Interim Report

Notes to Consolidated
Interim Financial Statements
Three Month Period Ended February 28, 2002
(Unaudited - See Notice to Reader)

7.    Capital Stock (Continued)

b)	Stock Options (Continued) A summary of the Company’s stock option plan at February 28, 2002 and November 30, 2001, and changes during the periods ended on those dates, is as follows:

		Feburar y 28		November 30
		2002		2001
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning
of period	3,762,800	0.80	3,035,500	0.84
Granted during the period	110,000	3.32	1,460,000	0.74
Exercised during the period	(591,800)	0.73	(601,200)	0.77
Cancelled during the year	-	-	(131,500)	0.98

Balance, end of year	3,281,000	0.90	3,762,800	0.80

The Company has also committed to issue 610,000 stock options, exercisable at $1.78 and expiring in ten years. The issuance of these stock options is subject to regulatory and shareholder approval.

The following table summarizes information about the stock options outstanding and exercisable at February 28, 2002:

		Weighted
	Number	average
	outstanding	remaining	Weighted
	and	contractual	average
	exercisable	life	exercise price
Range of prices
$		(years)	$

0.35 – 0.82	1,835,000	8.65	0.64
1.00	1,296,000	5.66	1.00
1.99	50,000	9.68	1.99
3.45	100,000	9.96	3.45

	3,281,000	7.52	0.89

NovaGold Resources Inc.    13   Interim Report

Notes to Consolidated
Interim Financial Statements
Three Month Period Ended February 28, 2002
(Unaudited - See Notice to Reader)

7.    Capital Stock (Continued)

c)

Shares Held by a Subsidiary

A wholly-owned subsidiary company holds 9,396 (November 30, 2001 – 49,396) of the common shares of the Company which are valued at $0.15 per share. During the period, 40,000 of the shares were transferred to a third party for the settlement of commitments totaling $74,297 resulting in the recognition of contributed surplus of $68,297. The balance of these shares is eliminated on consolidation.

8.    Subsequent Event

Financing

Subsequent to February 28, 2002, the Company completed an equity offering with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The issue was oversubscribed at 5,295,000 units at a price of C$3.50 per unit for gross proceeds of C$18,532,500 (US$11.7 million). Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant will have a term of 18 months and an exercise price of C$4.50 that expires October 19, 2003. The closing of the private placement occurred on April 18, 2002.

NovaGold Resources Inc.    14    Interim Report

Corporate Information

Officers	Stock Listing

Rick Van Nieuwenhuyse, M. Sc.	Toronto Stock Exchange
President & CEO	(Trading Symbol: NRI)

Greg S. Johnson, B. Sc. Honors	US Over-the-Counter
Vice President, Corporate Development	(Trading Symbol: NVGLF)

Phil St. George, B.Sc.
Vice President, Exploration

Glenn Holmes, C.A.
Secretary-Treasurer

Directors

Pierre Besuchet
Geneva, Switzerland

George Brack
Vancouver, British Columbia

Angus MacIsaac
Dartmouth, Nova Scotia	Headquarters

Gerald McConnell	127 Via de Tesoros
Darmouth, Nova Scotia	Los Gatos, California
USA 95030
Cole McFarland	Tel: (408) 395 1169
San Diego, California	Fax: (408) 354 6252
info@novagold.net
Clynton Nauman	Website: http://www.novagold.net
Vancouver, British Columbia
Toronto Office
Rick Van Nieuwenhuyse
Los Gatos, California	12th Floor
20 Toronto Street
Auditors	Toronto, Ontario
Canada M5C 2B8
PricewaterhouseCoopers LLP	Tony Hayes, C.F.A.
Vancouver, British Columbia	Investor Relations
Tel: (416) 368 0882
Legal Counsel	Fax: (416) 367 3638
Tony.Hayes@NovaGold.net
Patterson Palmer
Halifax, Nova Scotia	Toll-free within the United States and Canada
1 (866) 243 1059
Registrar and Transfer Agent
Nome Operations
ComputerShare Trust Company
Halifax, Nova Scotia	P.O. Box 640
Nome, Alaska 99762-0640
Bankers	Mitch Erickson
Lands and Operations Manager
The Toronto Dominion Bank	Tel: (907) 443 5272
Royal Bank of Canada	Fax: (907) 443 5274
Halifax, Nova Scotia	Mitch.Erickson@NovaGold.net

NovaGold Resources Inc.    15    Interim Report